Jaime Elizondo President CEMEX Europe Exhibit 6

These presentations contain forward-looking statements within the meaning of the U.S. federal securities laws. CEMEX, S.A.B. de C.V. and its direct and indirect subsidiaries (“CEMEX”) intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the U.S. federal securities laws. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “should,” “could,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “predict,” “potential” and “intend” or other similar words. These forward-looking statements reflect CEMEX’s current expectations and projections about future events based on CEMEX’s knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CEMEX’s expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on CEMEX or its subsidiaries, include the cyclical activity of the construction sector; CEMEX’s exposure to other sectors that impact CEMEX’s business, such as but not limited to the energy sector; competition; general political, economic and of anti-trust laws and as such, among business conditions in the markets in which CEMEX operates or that affects our operations; the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations; CEMEX’s ability to satisfy CEMEX’s obligations under its material debt agreements, the indentures that govern CEMEX’s senior secured notes and CEMEX’s other debt instruments; the impact of CEMEX’s below investment grade debt rating on CEMEX’s cost of capital; CEMEX’s ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from CEMEX’s cost-reduction initiatives and implement CEMEX’s global pricing initiatives for CEMEX’s products; the increasing reliance on information technology infrastructure for CEMEX’s invoicing, procurement, financial statements and other processes that can adversely affect operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; weather conditions; natural disasters and other unforeseen events; and the other risks and uncertainties described in CEMEX’s public filings. Readers are urged to read these presentations and carefully consider the risks, uncertainties and other factors that affect CEMEX’s business. The information contained in these presentations is subject to change without notice, and CEMEX is not obligated to publicly update or revise forward-looking statements. Readers should review future reports filed by CEMEX, S.A.B. de C.V. with the U.S. Securities and Exchange Commission. CEMEX assumes no obligation to update or correct the information contained in these presentations. CEMEX acts in strict compliance of antitrust laws and as such, among other measures, maintains an independent pricing policy that has been independently developed and its core element is to price CEMEX’s products and services based upon their quality and characteristics as well as their value to CEMEX’s customers. CEMEX does not accept any communications or agreements of any type with competitors regarding the determination of CEMEX’s prices for CEMEX’s products and services. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CEMEX’s prices for CEMEX’s products. UNLESS OTHERWISE NOTED, ALL FIGURES ARE PRESENTED IN DOLLARS. Copyright CEMEX, S.A.B. de C.V. and its subsidiaries. 2

Diversified and attractive European portfolio Croatia considered as discontinued operation 2016 EBITDA Spain France Germany Poland Rest of Europe United Kingdom Cement Aggregates Others Ready-mix

Despite political headwinds, solid 2016 operational performance for the region Croatia considered as discontinued operation EBITDA Variation(1) ($ M) FX Fixed cost & other 2015 Variable cost & distr. 2016 2016 Like-to-like

Improving margins Croatia considered as discontinued operation Proforma reflecting new Europe region EBITDA/Sales(1) (%) (2) (2)

UK performance… beating records CAGR from 2013 to 2016 Improving profitability by reducing fixed and variable costs Reducing SG&A/Sales Working capital optimization Benefiting from 5 year National Productivity and Investment Fund +36% EBITDA Evolution ($ M) (1)

Leaders in alternative fuel usage Source: Cembureau – Europe cement industry average Alternative Fuel substitution (%) Alternative Fuel Substitution 2016 (%) +$50 M savings from alternative fuels vs. using fossil fuels in 2016% % % % % % EU aspirational avg. 2050(1) EU avg. 2015(1) Fuel Mix 2016 (%) Alternative fuels Petcoke Coal Other

Further efficiencies in working capital Croatia considered as discontinued operation Proforma reflecting new Europe region (2) (2) Working Capital(1) (Average Days) Unlocked ~$60 M in average working capital during 2016 10 5 -1

Europe is changing Opportunities ECB expansionary monetary policy Unsatisfied housing demand exacerbated by immigration Increased government investment in infrastructure Higher construction growth Challenges Political uncertainty Industry overcapacity

Growth opportunities Construction activity should be fostered by improved demand in residential and infrastructure €270 billion through 2030 (over 1,000 projects) ₤8 billion in 4 years in Housing €26 billion in 15 years (x2 Metro Network) National Productivity Investment Fund €31 billion in 4 years (Poland, Czech Republic & Latvia)

Health & Safety: Achieve and sustain Zero for Life Leveraging expertise to respond to emerging opportunities in housing and infrastructure Optimize our asset base Continue price and margin improvements Achieve higher levels of operating excellence What you should expect from us in this environment Improving returns for shareholders